(As filed January 21, 1999)

                                                              File No. 70-9397

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                 Amendment No. 1
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                     Cheyenne Light, Fuel and Power Company
                           New Century Services, Inc.
                            West Gas Interstate, Inc.
                              NC Enterprises, Inc.
                         New Century International, Inc.
                                  e prime, inc.
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
                            P.S.R. Investments, Inc.
                          Green and Clear Lakes Company
                                1480 Welton, Inc.
                            The Planergy Group, Inc.
                            New Century-Cadence, Inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                       Southwestern Public Service Company
                                Quixx Corporation
                         Utility Engineering Corporation
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                     (Name and address of agent for service)

         The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

    William M. Dudley, Esq.                     William T. Baker, Jr., Esq.
    New Century Energies, Inc.                  Thelen Reid & Priest LLP
    1225 17th Street, Suite 600                 40 West 57th Street
    Denver, Colorado 80202-5533                 New York, New York 10019

         The Application or Declaration filed in this proceeding on October 22, 1998, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         1.1.  INTRODUCTION. New Century Energies, Inc. ("NCE"), a Delaware
               ------------
corporation, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act")(1). Its public utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company ("SPS"), and Cheyenne Light, Fuel and Power Company ("Cheyenne") (collectively, the "Utility Subsidiaries"). The Utility Subsidiaries together serve approximately 1.6 million electric customers in parts of Colorado, Texas, Wyoming, New Mexico, Oklahoma, and Kansas and approximately 1 million gas customers in parts of Colorado and Wyoming.

         NCE also engages through subsidiaries in various other energy-related and non-utility businesses (collectively, the "Non-Utility Subsidiaries"). NCE's direct, wholly-owned, Non-Utility Subsidiaries are: NC Enterprises, Inc. ("Enterprises"), which serves as an intermediate holding company for certain of NCE's non-utility subsidiaries and investments; New Century Services, Inc., a subsidiary service company; and WestGas Interstate Inc., a gas pipeline that operates in Colorado and Wyoming.

         NCE's indirect Non-Utility Subsidiaries held by Enterprises include New Century International, Inc., which indirectly holds NCE's interest in Yorkshire Electricity Group plc, a regional electric distribution company serving parts of England;(2) e prime, inc., which directly and indirectly through other subsidiaries sells energy-related products and services and engages in brokering, marketing and trading of electricity and natural gas; Quixx Corporation, which is engaged directly and through other subsidiaries in development activities relating to "exempt wholesale generators" ("EWGs") and exempt "foreign utility companies" ("FUCOs"), as defined in Sections 32 and 33 of the Act, respectively, "qualifying facilities" ("QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and other energy related projects; Utility Engineering Corporation, which provides general engineering, development, design, construction and other services to both associate and non-associate companies; The Planergy Group, Inc. and New Century-Cadence, Inc., which engage exclusively in activities permitted under Rule 58; New Century Energy Communications, Inc. and New Century-Centrus, Inc., which are "exempt telecommunications companies" ("ETCs") within the meaning of
Section 34 of the Act; and Natural Fuels Corporation, an 83.63%-owned subsidiary

--------

          1    See New Century Energies, Inc., Holding Company Act Rel.
No. 26748 (August 1, 1997).

          2    See Public Service Company of Colorado, Holding Company Act
Rel. No. 26671 (February 19, 1997) (granting exemption pursuant to Section 3(b) to foreign utility subsidiary of PSCo); and New Century Energies, Inc., et al., Holding Company Act Rel. No. 26871 (May 14, 1998) (authorizing transfer of stock of New Century International, Inc. by PSCo to Enterprises and related financing).

of Enterprises, which is engaged in the commercialization of compressed natural gas as a motor fuel. Other indirect Non-Utility Subsidiaries of NCE are held by PSCo. The primary purpose of these Subsidiaries is to support PSCo's operations. They include PS Colorado Credit Corporation ("PSCCC"), which is engaged in financing and factoring of PSCo's fuel inventories and accounts receivable.

         As used herein, the term Subsidiaries means the Utility Subsidiaries and the Non-Utility Subsidiaries, and the term Non-Utility Subsidiaries means each of the direct and indirect non-utility subsidiaries of NCE, including those identified above, and their respective subsidiaries, as well as any future direct or indirect non-utility subsidiaries of NCE whose equity securities may be acquired in accordance with the Commission's authorization in this proceeding or in a separate proceeding or in accordance with an exemption provided under the Act or rules thereunder.

         1.2   NCE AND SUBSIDIARIES' CURRENT FINANCING AUTHORITY. By order dated
               -------------------------------------------------
August 1, 1997 in File No. 70-9007,(3) as modified by supplemental order dated May 14, 1998,(4) NCE and its Subsidiaries (collectively, the "Applicants") are currently authorized to engage in external and internal financing through December 31, 1999 (except as otherwise noted below), as follows:

          (i) NCE is authorized to issue and sell from time to time, in public or privately negotiated transactions, shares of common stock, $1 par value per share, for an aggregate offering price of up to $745 million. In addition, NCE is authorized to issue and sell an additional 30 million shares of common stock from time to time through August 1, 2007 to fund various benefit and dividend reinvestment plans (the "Stock Plans"). Through June 30, 1998, NCE has issued and sold shares of common stock for an aggregate offering price of $252.2 million and issued 1.1 million shares of common stock pursuant to the Stock Plans.

          (ii) NCE is authorized to issue and reissue from time to time short-term debt aggregating up to $200 million at any time outstanding, subject to increase to $325 million at such time as PSCCC, a subsidiary of PSCo, becomes a direct subsidiary of NCE. At June 30, 1998, NCE had $59 million principal amount of notes and commercial paper outstanding. The Commission reserved jurisdiction over the issuance by NCE of other types of securities for which specific approval was not sought.

         (iii) NCE is authorized to provide guarantees and similar credit support on behalf of Subsidiaries in an aggregate amount not to exceed $300 million outstanding at any one time. At June 30,

 --------

           3   Holding Company Act Rel. No. 26750.

           4   Holding Company Act Rel. No. 26872.

               1998, there were $105 million in NCE guarantees outstanding.

          (iv) Cheyenne is authorized to issue short-term debt aggregating not more than $25 million outstanding at any one time. At June 30, 1998, Cheyenne had $12 million principal amount of notes and commercial paper outstanding. The Commission reserved jurisdiction over other types of securities offerings by the Utility Subsidiaries as to which the exemption under Rule 52 would not apply.

          (v) NCE and its Subsidiaries are authorized to finance other Subsidiaries in an aggregate amount not to exceed $300 million outstanding at any one time, exclusive of financing of Subsidiaries that is exempt pursuant to Rules 45(b) and 52, as applicable. At June 30, 1998, there were $82.7 million in loans, extensions of credit and advances to Subsidiaries (other than Cheyenne) outstanding, exclusive of those that are exempt pursuant to Rules 45(b) and 52, as applicable.

          (vi) PSCo is authorized to provide up to $450 million in guarantees and other forms of credit support on behalf of PSCCC and certain of its other subsidiaries in connection with borrowings under certain existing credit facilities and to enter into similar credit facilities in the future (also with PSCo's guarantee). These credit facilities are maintained primarily to support the issuance of commercial paper by PSCo and PSCCC, but also permit direct borrowings (guaranteed by PSCo) by certain of PSCo's subsidiaries. The amount of PSCo's guarantee authority will be reduced if and to the extent that NCE provides guarantees or credit support on behalf of PSCo's subsidiaries. At June 30, 1998, there were no guaranteed borrowings outstanding under the existing credit facilities. All of these transactions are now exempt under Rule 52 and Rule 45(b), as applicable.

         (vii) Subsidiaries are authorized to provide guarantees and other forms of credit support on behalf of other Subsidiaries in an aggregate amount not to exceed $100 million, exclusive of such guarantees as may be exempt pursuant to Rule 45(b). At June 30, 1998, Subsidiaries had provided non-exempt guarantees on behalf of other Subsidiaries in an aggregate amount of $19.7 million then outstanding.

        (viii) Subsidiaries are authorized to organize and acquire the voting or other equity securities of entities ("Financing Entities") formed to facilitate financings through the issuance to third parties of income preferred securities or other securities. Subsidiaries are also authorized to issue debentures or other evidences of indebtedness to such Financing Entities in consideration for the proceeds of external financings by Financing Entities and to guarantee the obligations of Financing Entities.

          (ix) NCE is authorized to use the proceeds of financing (including guarantees) to fund investments in one or more EWGs or FUCOs in an aggregate amount at any time outstanding which, when added to NCE's "aggregate investment" (as defined in Rule 53(a)(1)) at any time in all such entities, will not exceed 50% of NCE's "consolidated retained earnings" (also as defined in Rule 53(a)(1)).

         1.3   OTHER PENDING APPLICATIONS. NCE and certain of its Subsidiaries
               --------------------------
currently have pending before the Commission applications relating to the following proposals:

          (i) File No. 70-9199: NCE, Enterprises and PSCo are seeking approval for various transactions relating to the construction and financing of a gas pipeline in the Front Range area of Colorado which is estimated to cost approximately $25 million.(5)

          (ii) File No. 70-9341: NCE is requesting a modification to the terms of its current financing authority in File No. 70-9007 that would allow NCE to use the proceeds of financing (including guarantees) to fund investments in EWGs and FUCOs in an amount which, when added to NCE's "aggregate investment" in such entities at any time, will not exceed 100% of NCE's "consolidated retained earnings."(6)

         (iii) File No. 70-9345: NCE, Enterprises and e prime are requesting authorization to construct or acquire from time to time through December 31, 2003, certain types of non-utility energy assets (or the securities of companies substantially all of whose physical properties consist of such assets), subject to an investment limitation of $400 million.

         1.4   SUMMARY OF REQUESTED APPROVALS. The Applicants herein request
               ------------------------------
approval for a program of external financing and intrasystem financing and for certain additional related proposals for the period through December 31, 2001 ("Authorization Period"), as follows:

          (i) NCE requests authority to issue and sell from time to time (A) up to $1.25 billion of its common stock, $1 par value per share ("Common Stock"), and an additional 30 million shares of Common Stock (as such number may hereafter be adjusted during the Authorization Period to reflect any stock split) from time to time through December 31, 2008 pursuant to the Stock Plans, (B) debt securities in an aggregate principal amount of up to $600 million outstanding at any one time (the "NCE Debt Limitation") consisting of (1) short-term debt having a maturity from the date of issue of not more than one year and/or commercial paper offered to dealers ("Short-term Debt") and (2) unsecured debentures having a maturity of up to 40 years (the

--------

          5 See Holding Company Act Rel. No. 26894 (July 10, 1998) (notice of filing).

          6 See Holding Company Act Rel. No. 26924 (October 2, 1998) (notice of filing).

               "Debentures"), provided that the aggregate principal amount of debentures at any time outstanding shall not exceed $300 million, and provided further that at such time as PSCCC becomes a direct subsidiary of NCE, the NCE Debt Limitation shall be increased to $975 million, of which $450 million may consist of Debentures, and (C) other securities not specifically identified above. NCE requests that the Commission reserve jurisdiction over the issuance of securities other than Common Stock, Short-term Debt and Debentures, and represents that it will file a post-effective amendment in this proceeding to supplement the record with respect to any such other securities.

          (ii) Cheyenne requests authority to issue and sell from time to time up to $40 million of Short-term Debt.

         (iii) NCE requests authority to provide financing to its Subsidiaries and the Subsidiaries propose to provide financing to other Subsidiaries in an aggregate principal amount of up to $500 million outstanding at any one time, exclusive of financing that is exempt pursuant to Rule 45(b) or Rule 52, as applicable.

          (iv) NCE requests authority to enter into guarantees and provide other forms of credit support with respect to obligations of any direct or indirect subsidiary in an aggregate principal or nominal amount not to exceed $800 million at any one time outstanding, exclusive of any guarantees or other forms of credit support that are exempt under Rule 45(b), provided that, upon PSCCC becoming a direct subsidiary of NCE, NCE may provide guarantees and other forms of credit support in an aggregate amount not to exceed $850 million. In addition, the Subsidiaries request authority to issue guarantees and other forms of credit support with respect to obligations of other Subsidiaries in an aggregate principal or nominal amount not to exceed $100 million at any one time outstanding, exclusive of guarantees that are exempt pursuant to Rule 45(b) and Rule 52.

          (v) NCE and, to the extent not exempt under Rule 52, the Subsidiaries request authority to enter into hedging transactions ("Hedge Transactions") with respect to existing indebtedness of such companies in order to manage and minimize interest rate costs. NCE and the Subsidiaries also request authority to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

          (vi) NCE and the Subsidiaries request authority to acquire the equity securities of one or more Financing Subsidiaries and to guarantee the securities issued by such Financing Subsidiaries, to the extent not exempt pursuant to Rule 45(b) and Rule 52, and Financing Subsidiaries request authority to acquire the notes or other evidence of indebtedness of NCE or any Subsidiary in consideration for the proceeds of external financing by Financing Subsidiaries.

         (vii) NCE, Enterprises and any direct or indirect subsidiary of Enterprises request authority to acquire the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Non-Utility Subsidiaries, including but not limited to EWGs, FUCOs, companies engaged in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or ETCs, provided that Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

        (viii) Enterprises and any direct or indirect subsidiary of Enterprises (including Intermediate Subsidiaries and Rule 58 Subsidiaries) request authority to pay dividends out of capital and unearned surplus to the extent allowed under applicable law and the terms of any credit or security instruments to which they may be parties.

          (ix) To the extent not exempt pursuant to Rule 90(d)(1), Non-Utility Subsidiaries request authority to perform services for and sell goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain proposed limitations set forth below.

         Upon the effective date of the Commission's order in this proceeding approving the proposals summarized above in subsections (i) through (iv) and
(vi), NCE and its Subsidiaries will relinquish their current authorization in File 70-9007. In addition, the Commission's order in this proceeding approving the proposal summarized above in subsection (ix) will modify the general exemption under Section 13(b) granted to certain of the Applicants hereto in the Commission's order of August 1, 1997 approving the creation of NCE (see fn. 1, above).

         1.5   USE OF PROCEEDS. The proceeds from the financings authorized by
               ---------------
the Commission pursuant to this Application or Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of NCE and its Subsidiaries, (ii) the repayment, redemption, refunding or purchase by NCE or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of NCE and its Subsidiaries, and (iv) other lawful general purposes. Any use of proceeds to make investments in Rule 58 Subsidiaries will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation of Rule 53, as it may be modified by order of the Commission in File No. 70-9341 (see Item 1.3, above).

          Specifically, in consideration for its purchase from PSCo of the stock of New Century International, Inc., which indirectly holds a 50% interest in Yorkshire Power Group Limited, Enterprises issued a note payable to PSCo for $292.6 million, representing the purchase price. See New Century Energies, Inc., et al., supra n. 2. Among other uses of the proceeds of financing proposed herein, NCE plans to make advances or cash capital contributions to Enterprises to enable Enterprises to prepay its note in whole or in part to PSCo.

         The Applicants represent that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder.

         Further, the Applicants represent that they will not issue any securities in accordance with the authority granted in this proceeding unless, at the time thereof and giving effect thereto, NCE's common equity (as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission pursuant to the Securities Exchange Act of 1934) is equal to at least 30% of its consolidated capitalization, as adjusted to reflect subsequent events that affect capitalization.

         1.6   DESCRIPTION OF EXTERNAL FINANCING PROGRAM.
               -----------------------------------------

               1.6.1  NCE Financing.
                      -------------

               (i)  Common Stock. NCE proposes to issue and sell from time to
                    ------------
time during the Authorization Period up to $1.25 billion of its Common Stock. In addition, NCE requests authorization to issue and sell from time to time through December 31, 2008 up to 30 million additional shares of Common Stock (as such number may be adjusted for any stock split) pursuant to the Stock Plans described below.(7) Subject to the foregoing, NCE may issue and sell Common Stock or options exercisable for Common Stock and issue Common Stock upon the exercise of options. NCE may also buy back shares of Common Stock or such options during the Authorization Period in accordance with Rule 42.

         NCE may issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

         Specifically, NCE may issue and sell Common Stock in any of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to officers, directors and employees (or to trusts established for their benefit) through various benefit plans and to shareholders through the NCE


--------

         7 NCE currently expects that, during the Authorization Period, approximately 18 million shares of Common Stock will be issued pursuant to the dividend reinvestment plan and approximately 12 million shares will be issued pursuant to benefit plans.

dividend reinvestment plan. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by NCE) or directly by one or more underwriters acting alone. Common Stock may be sold directly by NCE or through agents designated by NCE from time to time. If dealers are utilized in the sale of Common Stock, NCE will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwriting offering, NCE may grant the underwriters thereof a "green shoe" option permitting the purchase from NCE at the same price additional shares then being offered solely for the purpose of covering over allotments.

         NCE may also issue Common Stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder.

         NCE currently maintains for its and its Subsidiaries' employees three different benefit plans which provide for the issuance and/or sale of Common Stock. In addition, NCE has adopted the New Century Energies, Inc. Omnibus Incentive Plan, which authorizes grants of Common Stock, stock options and other stock-based awards to eligible executives and other key employees, and the Outside Directors' Compensation Plan, under which non-employee directors may elect to receive director compensation in the form of Common Stock.(8) NCE may issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under such Stock Plans. Shares of Common Stock for use under the Stock Plans may either be newly issued shares, treasury shares or shares purchased in the open market. NCE will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. NCE may also acquire treasury shares through other open-market purchases. NCE also proposes to issue and/or sell shares of Common Stock pursuant to these existing Stock Plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application.

         Finally, NCE may also issue and sell shares of its Common Stock under the authorization, and within the limitations set forth herein, in connection

--------

         8     A detailed description of the Omnibus Incentive Plan and Outside
Directors' Compensation Plan is contained in NCE's Proxy Statement on Form 14A, dated March 30, 1998, in File No. 1-12927.

with the operation of the NCE Dividend Reinvestment Plan. Shares of Common Stock for use under the plan may either be newly-issued shares, treasury shares or shares purchased in the open market pursuant to Rule 42. NCE hereby seeks authority for the issuance and sale of Common Stock in accordance with the NCE Dividend Reinvestment Plan.

         (ii)  NCE Debt.
               --------

               (A)  Short-Term Debt.  The aggregate principal amount of Short-
                    ---------------
term Debt of NCE at any time outstanding during the Authorization Period shall not exceed the NCE Debt Limitation ($600 million), provided that, upon PSCCC becoming a direct subsidiary of NCE, it is proposed that the NCE Debt Limitation be increased to $975 million in order to provide liquidity for PSCCC as discussed in subparagraph (C) below. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the competitive market rates available to companies with comparable credit ratings.

         To provide financing for general corporate purposes, other working capital requirements and construction spending until long-term financing can be obtained, NCE may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from NCE will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that NCE's commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

         NCE also proposes to establish bank lines in an aggregate principal amount not to exceed the NCE Debt Limitation. Loans under these lines will have a maturity date not more than one year from the date of each borrowing. NCE may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               (B)  Debentures. NCE proposes to issue and sell from
                    ----------
time to time through the Authorization Period up to $300 million principal amount of Debentures in one or more series, provided that the aggregate principal amount of Short-term Debt and Debentures at any time outstanding shall not exceed the NCE Debt Limitation. At such time as PSCCC becomes a direct subsidiary of NCE, it is proposed that the limitation on the amount of Debentures NCE may issue be increased from $300 million to $450 million. The Debentures (a) may be convertible into any other securities of NCE, (b) will have maturities ranging from one to 40 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, and (f) may be called from existing investors by a third party. In addition, NCE may have the right from time to time to defer the payment of interest on the Debentures of one or more series (which may be fixed or floating or "multi-modal" debentures, i.e., debentures where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period). The Debentures will be issued under an indenture (the "Indenture") to be entered into between NCE and a national bank, as trustee (the "Trustee," including any successor trustee appointed pursuant to the Indenture), with a supplemental indenture to be executed in respect of each separate offering of one or more series of Debentures (each a "Supplemental Indenture"). Forms of the Debentures, Indenture and Supplemental Indenture will be filed by amendment hereto.

         NCE contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell the Debentures without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. A form of Purchase Agreement with respect to any private offerings of Debentures through investment banking or underwriting firms will be filed by amendment hereto.

         The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable Supplemental Indenture and Purchase Agreement or underwriting agreement setting forth such terms; provided, however, that NCE will not issue and sell any Debentures at interest rates in excess of those generally obtainable at the time of pricing or repricing of such Debentures for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

         Finally, NCE undertakes that without further Commission authorization it will not issue any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

               (C) Increase in NCE Debt Limitation. As previously indicated, PSCCC currently finances (factors) certain of PSCo's accounts receivable and fuel inventories and may in the future finance accounts receivable and fuel inventories for other affiliated and non-affiliated entities, subject to the limitations described in August 1, 1997 order approving the creation of NCE (supra, n. 1). To provide financing for its business, PSCCC sells commercial paper and issues other debt securities. Historically, these have included credit facilities shared with PSCo. These financing and credit support arrangements are exempt under Rule 52 and Rule 45(b), as applicable.

Upon PSCCC becoming a direct subsidiary of NCE, NCE proposes to increase the NCE Debt Limitation by $375 million (to $975 million), which is the amount corresponding to PSCCC's expected seasonal debt peak of $375 million. Up to $150 million of such increased debt limitation may be represented by Debentures. Thus, at that time, the maximum aggregate principal amount of Debentures NCE may issue would be $450 million. Borrowings by PSCCC would continue to be exempt pursuant to Rule 52(b).

         (iii) Other Securities. In addition to the specific securities for
               ----------------
which authorization is sought herein, NCE may also find it necessary or desirable in order to minimize financing costs or to obtain new capital under then existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. NCE requests that the Commission reserve jurisdiction over the issuance of additional types of securities and the amount thereof. NCE also undertakes to file a post-effective amendment in this proceeding which will describe the general terms of each such security and the amount thereof to be issued and request a supplemental order of the Commission authorizing the issuance thereof by NCE.

          1.6.2     Utility Subsidiary Financing.
                    ----------------------------

          Rule 52 under the Act provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries, as they will have been approved by the Colorado Public Utility Commission ("CPUC") in the case of PSCo, the New Mexico Public Utility Commission ("NMPUC") in the case of SPS and the Wyoming Public Service Commission ("WPSC") in the case of Cheyenne. However, certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption.

          (i)  Short Term Debt of Cheyenne. All securities of Cheyenne,
               ---------------------------
except for securities with maturities of less than 12 months, are approved by the WPSC. Accordingly, authority is requested for Cheyenne to issue Short-term Debt to one or more non-associate lenders. The aggregate amount of such Short-term Debt to be outstanding at any one time during the Authorization Period shall not exceed $40 million. Cheyenne may engage in short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to NCE, bank lines and debt securities issued under its indentures and note programs. Borrowings under bank lines and other borrowings shall have a maturity of not more than one year from the date of each borrowing.

          (ii) Other Securities. The Utility Subsidiaries may also issue
               ----------------
and sell other types of securities to non-associate purchasers which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. The Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Utility Subsidiary.

          1.6.3     Non-Utility Subsidiary Financings.
                    ---------------------------------

          The Non-Utility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related, telecommunications-related or otherwise functionally-related, non-utility businesses in the NCE holding company system. They will be competing in different sectors of the energy and other industries. In order to finance investments in such competitive arenas, it will be necessary for the Non-Utility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. It is believed that, in almost all cases, such financings will be exempt from prior Commission authorization pursuant to Rule 52(b). The Non-Utility Subsidiaries request that the Commission reserve jurisdiction over the issuance of any other securities with respect to which the exemption under Rule 52(b) would not apply. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such non-exempt security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Non-Utility Subsidiary.

         1.7   DESCRIPTION OF INTRASYSTEM FINANCING PROGRAM.
               --------------------------------------------

               1.7.1     General.
                         -------

               NCE may finance certain of its Subsidiaries and certain Subsidiaries may finance other Subsidiaries in an aggregate amount not exceeding $500 million outstanding at any one time during the Authorization Period. The $500 million excludes financing that is exempt pursuant to Rules 45(b) and 52, as applicable. Such financings would generally be in the form of cash capital contributions, open account advances, inter-company loans, and/or capital stock purchases. Intrasystem financing will provide funds for general corporate purposes and other working capital requirements, investments and capital expenditures. NCE or the lending Subsidiary will determine, at its discretion, how much financing to give each borrowing Subsidiary as its needs dictate during the Authorization Period. Generally, NCE's or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b).

         To the extent that any intrasystem loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.

         The Subsidiaries may issue and NCE or other Subsidiaries may acquire other types of securities which do not qualify for use of Rule 52 but which are considered appropriate during the Authorization Period. NCE and the Subsidiaries request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof. They also undertake to cause a post-effective amendment to be filed in this proceeding which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the Commission authorizing the issuance thereof by the subject Subsidiary.

               1.7.2     Guarantees.
                         ----------

               (i)  NCE Guarantees. NCE requests authorization to enter into
                    --------------
guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "NCE Guarantees") with respect to the obligations of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $800 million outstanding at any one time, exclusive of any such guarantees that may be exempt pursuant to Rule 45(b), provided that the limitation on NCE Guarantees shall be increased to $850 million at such time as PSCCC becomes a direct subsidiary of NCE. NCE will charge each Subsidiary a fee for each guarantee provided on behalf of such Subsidiary that is determined by multiplying the amount of the NCE guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees) for the period of time the guarantee remains outstanding.

               (ii) Subsidiary Guarantees. In addition, authority is
                    ---------------------
requested for Subsidiaries to provide to other Subsidiaries guarantees and other forms of credit support ("Subsidiary Guarantees") in an aggregate principal amount not to exceed $100 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52. Subsidiaries may also charge each Subsidiary a fee for each guarantee provided on its behalf determined in the same manner as specified above.

         The amount of NCE Guarantees and Subsidiary Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intrasystem financing requested elsewhere herein.

     1.8  HEDGE TRANSACTIONS.
          ------------------

               1.8.1     Interest Rate Hedging Program.
                         -----------------------------

               NCE, and to the extent not exempt pursuant to Rule 52, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch Investor Service or Duff and Phelps.

         Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

               1.8.2     Anticipatory Hedges.
                         -------------------

               In addition, the Applicants request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

         Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. NCE or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. NCE or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither NCE nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities. Further, no Anticipatory Hedge position will be outstanding (open) for more than 180 days.

         The Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.

          1.9  FINANCING SUBSIDIARIES. NCE and the Subsidiaries request
               ----------------------
authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of NCE and the Subsidiaries through the issuance of debt or equity securities, including but not limited to monthly income preferred securities, to third parties and the loaning of the proceeds of such financings to NCE or such Subsidiaries. Such Financing Subsidiaries would issue and sell securities to third parties pursuant to Rule 52. NCE may, if required, guarantee or enter into expense agreements in respect of the obligations of any such Financing Subsidiaries. The principal amount of any long-term debt securities issued by any Financing Subsidiary which are guaranteed by NCE will be counted against the limitation on Debentures that NCE may issue. However, the amount of any such guarantee would not be counted against the NCE Guarantee limit proposed in Item 1.7, above. Subsidiaries may also provide guarantees and enter into expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable

          1.10 INTERMEDIATE SUBSIDIARIES. NCE and Enterprises propose to acquire
               -------------------------
the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Non-Utility Subsidiaries, provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries.(9) To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, NCE requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities, subject to the limitations described in Item 1.12, below.

         There are several legal and business reasons for the use of special-purpose subsidiaries such as the Intermediate Subsidiaries in connection

--------

         9     Utility Engineering Corporation already has authority under the terms of the Commission's order approving the formation of NCE as a holding company to organize intermediate subsidiaries to engage in its authorized activities. Likewise, there are special purpose intermediate subsidiary companies in the chain of ownership over Yorkshire Power Group Limited.

with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Non-Utility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary for NCE or Enterprises to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow NCE to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. income tax treatment that would not otherwise be available. Intermediate Subsidiaries would also serve to isolate business risks, facilitate subsequent adjustments to, or sales of, ownership interests by or among the members of the ownership group, or to raise debt or equity capital in domestic or foreign markets.

         An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Non-Utility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by NCE or Enterprises and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired non-utility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit NCE's exposure to U.S. and foreign taxes; (7) to further insulate NCE and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

         Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment by NCE or Enterprises in any Intermediate Subsidiary will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by NCE from the Commission; and (3) other available cash resources, including proceeds of securities sales by Enterprises pursuant to Rule 52. To the extent that NCE provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in NCE's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

          1.11 PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS.
               --------------------------------------------------------
Enterprises also proposes, on behalf of itself and its direct or indirect Rule 58 Subsidiaries and Non-Utility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law.

          Enterprises anticipates that there will be situations in which it or one or more of its direct or indirect subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if Enterprises (directly or indirectly through an Intermediate Subsidiary) purchases all of the stock of an EWG or FUCO, and following such acquisition, the EWG or FUCO incurs non-recourse borrowings some or all of the proceeds of which are distributed to the New Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Enterprises for possible distribution to NCE.(10)

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

          Further, there may be periods during which unrestricted cash available for distribution by Enterprises or a direct or indirect subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

          Finally, even under circumstances in which an Intermediate Subsidiary or other downstream subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

          Enterprises, on behalf of itself and each of its current and future direct and indirect subsidiaries, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that


--------

         10    The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, Enterprises would normally desire a return of some or all of the funds invested.

all U.S. jurisdictions limit to one extent or another the authority of
---
corporations to make dividend distributions to shareholders. Most State corporations statutes contain either or both an equity insolvency test or some type of balance sheet test. Enterprises also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

          1.12 EXEMPTION FROM "COST" RULE UNDER SECTION 13(B). In its order dated August 1, 1997, approving the creation of NCE, the Commission authorized certain non-utility subsidiaries of NCE (including New Century Services, Inc., Quixx Corporation, Quixx Power Services, Inc. and e prime, inc.) to provide services and goods at fair market prices to associate companies that are EWGs, FUCOs or QFs, subject to certain restrictions. NCE and its Non-Utility Subsidiaries now wish to expand the scope of the general exemption in two respects. First, the Subsidiaries which may sell services or goods to associate non-utility companies would include, in addition to the companies identified as "Designated Companies" in the August 1, 1997 order, Enterprises or any current or future Non-Utility Subsidiary of Enterprises, including without limitation Intermediate Subsidiaries. Second, NCE wishes to expand the categories of non-utility associate companies to which services and goods may be sold to include, in addition to EWGs, FUCOs and QFs, ETCs, Rule 58 Subsidiaries and other non-exempt subsidiaries that do not derive any part of their income from sales of goods or services to any of the Utility Subsidiaries.(11) Accordingly, to the extent not exempt under Rule 90(d)(1), New Century Services, Inc. and Non-Utility Subsidiaries request authority to provide goods and services to any associate company (a "client company") at fair market prices, without regard to "cost," if:

          (i) The client company is a FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          (ii) The client company is an EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser thereof is not a Utility Subsidiary;

         (iii) The client company is a QF within the meaning of PURPA that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company other than an Utility Subsidiary at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

--------

          11   In addition to the general exemption under Section 13(b) granted by the August 1, 1997, order, certain subsidiaries of NCE were also specifically authorized to render services at fair market prices to a 50%-owned QF located in Texas that will sell electricity to SPS. No modification in the terms of such authorization is requested here.

          (iv) The client company is a domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not a Utility Subsidiary; or

          (v) The client company is an ETC, a Rule 58 Subsidiary, or a non-exempt subsidiary of NCE that does not derive any part of its income from sales of goods, services or other property to a Utility Subsidiary.

          1.13 CERTIFICATES OF NOTIFICATION. It is proposed that, with respect
               ----------------------------
to NCE, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and NCE. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. It is also proposed that such certificates, which will include information with respect to all securities issuances that are exempt under Rule 52, be in lieu of any separate certificates required on Form U-6B-2 pursuant to Rule 52.

         The Rule 24 certificates will contain the following information:

               (a) If sales of Common Stock by NCE are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

               (b) The total number of shares of Common Stock issued during the quarter, under (i) NCE's dividend reinvestment plan and (ii) NCE system employee benefit and executive compensation plans, including any such plans hereinafter adopted;

               (c) If a guarantee or other form of credit support is issued during the quarter, the name of the parent or issuing company, the name of the subsidiary and the amount, terms and purpose of the guarantee;

               (d) The amount and terms of any Short-term Debt issued by NCE during the quarter;

               (e) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter, which financings are not exempt under Rule 52;

               (f) The amount and terms of any financings consummated by any Non-Utility Subsidiary during the quarter, which financings are not exempt under Rule 52;

               (g) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

               (h) The amount and terms of any financings consummated by any Non-Subsidiary during the quarter pursuant to the exemption provided under Rule 52;

               (i) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

               (j) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

               (k) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in financing transactions during the quarter; and

               (l) Future registration statements filed under the 1933 Act with respect to securities that are the subject of the Application will be filed (or incorporated by reference) as exhibits to the next certificate filed pursuant to Rule 24.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000. The above fees do not include underwriting fees and all other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1  GENERAL. Sections 6(a) and 7 of the Act are applicable to the
               -------
issuance and sale of Common Stock, Debentures and Short-term Debt by NCE and to the issuance and sale of certain securities by the Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) and Rules 43, 45 and 52 are applicable to the program of intrasystem financing described herein. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of NCE Guarantees and to Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1), 10 and 12(f) of the Act are applicable to the acquisition by NCE or any Subsidiary of any securities issued by an associate company, except to the extent that such transaction are exempt under Rule 52. Sections 9(a)(1) and 10 of the Act are also applicable to NCE's or any Subsidiary's acquisition of the equity securities of any Financing Subsidiary or Intermediate Subsidiary. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by Enterprises or any direct or indirect subsidiary of Enterprises. Section 13(b) of the Act and Rule 90(d)(1) thereunder apply to the Non-Utility Subsidiaries' request for exemption from the "cost" requirements of Rules 90 and 91. Sections 32 and 33 and Rules 53 and 54 are also deemed applicable to the proposed transactions.

          3.2  RULE 54 ANALYSIS. The transactions proposed herein are also
               ----------------

subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities(including any guarantees) to finance an acquisition of an EWG or FUCO.

         Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." NCE's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire"), which will become a FUCO, and Independent Power Corporation plc ("IPC"), which will become either an EWG or a FUCO, is currently equal to 53.8% of NCE's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended September 30, 1998 ($677.8 million). At the present time, therefore, NCE does not satisfy all of the requirements of Rule 53(a).

         However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate to a program of external and intrasystem financing for a variety of corporate purposes, including the refunding of significant amounts of indebtedness of PSCo. NCE's ability to finance future investments in any EWGs and FUCOs is limited by Rule 53, and, in addition, is the subject of a separate application in File No. 70-9341.

         Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. NCE believes that its current capitalization ratios (43% equity and 57% debt and preferred securities as of September 30, 1998) and relevant measurements of earning capacity (e.g., earnings per share) are within acceptable ranges established by peer group utilities. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and in any event not later than January 22, 1999, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.  (To be filed by amendment unless otherwise indicated)
               --------

               A         None.

               B-1       Form of Commercial Paper Note.

               B-2       Form of Standard Purchase Agreement - Common Stock.

               B-3       Form of Debentures.

               B-4       Form of Debenture Indenture.

                B-5      Form of Supplemental Indenture.

                B-6      Form of Debenture Purchase Agreement.

                F        Opinion of Counsel.

                G Financial Data Schedule. (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended June 30, 1998) (File No. 1-12927).

                H Proposed Form of Federal Register Notice. (Previously filed).

          B.   FINANCIAL STATEMENTS.
               --------------------

                1.1 Balance Sheet of NCE and consolidated subsidiaries, as of September 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended September 30, 1998) (File No. 1-12927).

                1.2 Statements of Income of NCE and consolidated subsidiaries for the three and nine-month periods ended September 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the quarter ended September 30, 1998) (File No. 1-12927).

                2.1 Balance Sheet of PSCo and consolidated subsidiaries, as of September 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of PSCo for the quarter ended September 30, 1998) (File No. 1-3280).

                2.2 Statements of Income of PSCo and consolidated subsidiaries for the three and nine-month periods ended September 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of PSCo for the quarter ended September 30, 1998) (File No. 1-3280).

                3.1 Balance Sheet of SPS, as of September 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of SPS for the quarter ended September 30,
                         1998) (File No. 1-3789).

                3.2 Statements of Income of SPS for the three and nine-month periods ended September 30, 1998 (incorporated by reference to the Quarterly Report on Form 10-Q of SPS for the quarter ended September 30,
                         1998) (File No. 1- 3789).

                4.1 Unaudited Balance Sheet of Enterprises and consolidated subsidiaries as of June 30, 1998 (incorporated by reference to Exhibit 2.1 to Application/Declaration filed in File No. 70-9345).

                4.2 Unaudited Statement of Income of Enterprises and consolidated subsidiaries for the six months ended June 30, 1998 (incorporated by reference to Exhibit
                         2.2 to Application/Declaration filed in File No. 70-
                         9345).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF COLORADO
                                    NEW CENTURY SERVICES, INC.
                                    NC ENTERPRISES, INC.
                                    E PRIME, INC.
                                    GREEN AND CLEAR LAKES COMPANY
                                    THE PLANERGY GROUP, INC.
                                    NEW CENTURY-CADENCE, INC.
                                    SOUTHWESTERN PUBLIC SERVICE COMPANY


                                    By:     /s/ Richard C. Kelly
                                            -----------------------------------
                                            Name:    Richard C. Kelly
                                            Title:   Executive Vice President of
                                                     New Century Energies, Inc.,
                                                     Public Service Company of
                                                     Colorado, New Century
                                                     Services, Inc., NC
                                                     Enterprises, Inc., and
                                                     Southwestern Public Service
                                                     Company; President of e
                                                     prime, inc.; Treasurer of
                                                     Green and Clear Lakes
                                                     Company and New
                                                     Century-Cadence, Inc.; and
                                                     Vice President of The
                                                     Planergy Group, Inc.


                                    CHEYENNE LIGHT, FUEL AND POWER
                                            COMPANY
                                    WEST GAS INTERSTATE INC.
                                    NEW CENTURY INTERNATIONAL INC.
                                    PS COLORADO CREDIT CORPORATION
                                    1480 WELTON, INC.
                                    P.S.R. INVESTMENTS, INC.


                                    By:     /s/ Cathy J. Hart
                                            -----------------------------------
                                            Name:    Cathy J. Hart
                                            Title:   Secretary

                     (signatures continued on the next page)

                                    NATURAL FUELS CORPORATION
                                    QUIXX CORPORATION
                                    UTILITY ENGINEERING CORPORATION


                                    By:     /s/ Bill D. Helton
                                            -----------------------------------
                                            Name:    Bill D. Helton
                                            Title:   Chairman of the Board


Date:    January 21, 1999




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